                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                  Sudbury, Inc.
                                  -------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                  86-4635-206
                                 -------------
                                 (CUSIP Number)

               30100 Chagrin Blvd., St. 203, Cleveland, OH 44124
               -------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 28, 1995
                               ------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                                                 SCHEDULE 13D

 CUSIP NO. 86-4635-206                                                                  PAGE 2 OF 4 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     |                                                                                                   |
|     | JACQUES R. SARDAS - S.S. # ###-##-####                                                            |
|-----|---------------------------------------------------------------------------------------------------|
|     | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                                   |
|     |                                                                                         (b) [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     | N/A                                                                                               |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                                   |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | UNITED STATES                                                                                     |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  2,445,100 (see Item 5)                                         |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |  N/A                                                            |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  2,445,100 (see Item 5)                                         |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |  N/A                                                            |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 2,445,100 (see Item 5)                                                                            |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            |
|     |                                                                                             [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     |         18.8%                                                                                     |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | IN                                                                                                |
-----------------------------------------------------------------------------------------------------------
                                *See Instructions Before Filling Out!

Item 1. Security and Issuer                                     Page 3 of 4
---------------------------

        This Amendment No. 4 amends the Statement on Schedule 13D as filed by Jacques R. Sardas on April 1, 1993, Amendment No. 1 as filed by Jacques R. Sardas on April 6, 1993, Amendment No. 2 as filed by Jacques R. Sardas on April 21, 1994 and Amendment No. 3 as filed by Jacques R. Sardas on October 19, 1994 and relates to 200,000 (Two Hundred Thousand) shares of common stock, $.01 par value (the "Common Stock") of Sudbury, Inc., a Delaware corporation ("Sudbury") which have been reserved for issuance pursuant to a Non-Qualified Stock Option Agreement, dated July 28, 1995, between Sudbury and Jacques R. Sardas (the "Agreement").

        Under the Agreement, and in accordance with the provisions of the Sudbury, Inc. 1995 Stock Option Plan approved by Sudbury's stockholders on September 28, 1995, Mr. Sardas was issued options evidencing his right to purchase, in the aggregate, 200,000 (Two Hundred Thousand) shares of the Common Stock at an exercise price of $7.625 per share. These options vest in equal installments on January 13, 1996 and January 13, 1997, expiring on July 27, 2000.

        The principal executive offices of Sudbury are located at 30100 Chagrin Blvd., Suite 203, Cleveland, Ohio 44124.

Item 2.         Identity and Background
-------         -----------------------

        Jacques R. Sardas, whose business address is Sudbury, Inc., 30100 Chagrin Blvd., Suite 203, Cleveland, Ohio 44124, is Chairman, President and Chief Executive Officer of Sudbury.

        During the past five years, Mr. Sardas has not been convicted of any criminal offenses (excluding traffic violations or similar misdemeanors).

        During the past five years Mr. Sardas has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

        Mr. Sardas is a citizen of the United States.

Item 3.         Source and Amount of Funds or Other Consideration
-------         -------------------------------------------------

        Mr. Sardas has not exercised his options to purchase shares of the Common Stock, therefore no consideration has been paid. Shares of Common Stock purchased pursuant to the terms of the Sudbury Savings and Profit Sharing Plan have been purchased on a periodic basis at an average price of $6.76.

Item 4.         Purpose of Transaction
-------         ----------------------

        See Item 1 above.

Item 5.         Interest in Securities of the Issuer            Page 4 of 4
-------         ------------------------------------

        The aggregate number of shares of Common Stock is 2,445,100. These include 2,244,599 shares reserved for issuance to Mr. Sardas under Stock Option Agreements previously filed; 200,000 shares reserved for issuance to Mr. Sardas under a Non Qualified Stock Option Agreement between Mr. Sardas and Sudbury, Inc. Dated July 28, 1995, attached hereto as Exhibit A, and 501 shares being held for Mr. Sardas by the Trustee of the Sudbury Savings and Profit Sharing Plan. These shares of Common Stock represent approximately 18.8% of the outstanding shares of Common Stock as of October 4, 1995.

        See Item 1 on page 3 and numbers 7 and 9 on page 2 above.

Item 6.         Contracts, Arrangements, Understandings or Relationship to
-------         ----------------------------------------------------------
                Securities of the Issuer
                ------------------------

        Under the terms of Mr. Sardas' employment agreements with Sudbury dated January 13, 1992 and July 28, 1995 (effective January 13, 1996), Mr. Sardas has the right under certain conditions, to cause Sudbury (i) to purchase his options or the shares underlying such options or (ii) to pay Mr. Sardas the appraisal value of the shares underlying such options. Section 5 of Mr. Sardas' 1992 Employment Agreement and Section 7 of his 1995 Employment Agreement are incorporated herein by reference. Additionally, the 1992 and 1995 Employment Agreements are attached hereto as Exhibits B and C, respectively.

        See Item 1 above.

Item 7.         Material to be Filed as Exhibits
-------         --------------------------------

        Sudbury, Inc. Non-Qualified Stock Option Agreement between Sudbury, Inc. and Jacques R. Sardas, dated July 28, 1995, Exhibit A.

        Amended Employment Agreement between Jacques R. Sardas and Sudbury, Inc. dated January 13, 1992, as amended April 16, 1992, Exhibit B.

        Employment Agreement between Jacques R. Sardas and Sudbury, Inc dated July 28, 1995, Exhibit C.

        Stock Option Agreement between Sudbury, Inc. and Jacques R. Sardas, dated July 29, 1994 (previously filed).

        Sudbury, Inc. Non-Statutory Stock Option Agreement with Jacques R. Sardas dated September 1, 1992 (previously filed).

Signature
---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 1995                                /s/ JACQUES R. SARDAS
                                                --------------------------
                                                Jacques R. Sardas
                                                Chairman and Chief Executive
                                                Officer